IAFF-FC INVESTMENTS LLC

Financial Statements and Supplemental Schedules

At and For year ended September 30, 2026

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities and Exchange Act of 1934. A statement of financial condition, bound separately, has been filed with Securities and Exchange Commission simultaneously herewith as a Public Document.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
IAFF-FC Investments LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of IAFF-FC Investments LLC (the "Company") as of September 30, 2026, the related statements of operations, changes in member's equity and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule SEC 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company's auditor since 2024.
Huntingdon Valley, Pennsylvania
October 21, 2026

IAFF-FC Investments LLC
Statement of Financial Condition
September 30, 2026

Assets		
Cash	$	17,836
Accounts receivable		6,813
Prepaid expense		8,503
Total assets	**$**	**33,152**
Liabilities and Member's Equity		
Liabilities:		
Accounts payable		11,300
Due to affiliate		3,841
Total liabilities		15,141
Commitments and contingencies (Note 7)		
Member's Equity		18,011
Total liabilities and member's equity	**$**	**33,152**

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations

IAFF-FC Investments LLC (the "Company") was formed in December 2021 in the State of Delaware, and operates as a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly-owned subsidiary of IAFF Financial Corporation (the "Parent" or "Member"). The Company is approved to collect referral fees and a portion of commissions for members of IAFF-FC Investments LLC that complete transactions with a third-party broker-dealer.

2. Summary of Significant Accounting Policies

Basis of Financial Statement Presentation

The accompanying financial statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. The LLC is a disregarded entity, where an income tax liability is recognized and paid by the Parent.

For all open tax years and all major taxing jurisdictions, the Company has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any tax liability would be reported as income taxes. No interest expense or penalties have been recognized as of or for the period September 30, 2026. The Company's conclusions regarding uncertain tax positions is subject to review and adjustment later based upon ongoing analysis of tax laws, regulations and interpretations thereof, as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are held for sale in the ordinary course of business. There were no cash equivalents at September 30, 2026.

The Company maintains cash balances at one financial institution. Cash balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. From time to time, these balances may exceed the federally insured limits. However, these balances are maintained with a high-quality financial institution which management believes limits the risk. There were no amounts in excess of insured limits at September 30, 2026.

Accounts Payable

Accounts payable includes operating expenses owed to third parties. The carrying amount of accounts payable approximates fair value because of the short-term duration.

Advertising

The Company charges the cost of advertising expense as incurred. Advertising costs for the period ended September 30, 2026 are $3,000.

2. **Summary of Significant Accounting Policies (continued)**

Revenue Recognition

The Company's revenue consists of referral fees and commissions received for IAFF members that effect transactions with a third-party broker-dealer. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

3. **Net Capital Requirements**

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital for Broker-Dealers Rule ("Rule 15c3-1"). Rule 15c3-1 requires the maintenance of minimum net capital, as defined, the greater of $5,000 or 6-2/3% of aggregate indebtedness, and requires that the aggregate indebtedness, as defined, shall not exceed 15 times net capital. At September 30, 2026, the Company had net capital of $9,508 which exceeded the required net capital of $5,000 by $4,508. At September 30, 2026, the Company's aggregate indebtedness to net capital ratio was 1.592 to 1.

4. **Regulation**

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as FINRA, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

5. **Segment Reporting**

The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its Chief Operating Officer as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

6. **Related Party Transactions**

The Company has an expense sharing agreement with its Parent. The agreement is continuous until amended in writing. The Parent pays salaries, rent and certain general and administrative expenses on behalf of the Company. The total amount of expenses paid on behalf of the Company is $27,012, for the period ended September 30, 2026 which are recorded as contributions from the Member. The Company had an amount due to an affiliate in the amount of $3,841 as of September 30, 2026.

7. **Commitments and Contingencies**

The Company is subject to claims and litigation in the normal course of business. The Company is not aware of any pending or threatened litigation, claims or assessments or unasserted claims of assessments that would have a material adverse effect on the Company's financial condition.

8. Subsequent Events

The Company has performed an evaluation of events that have occurred subsequent to September 30, 2026 and through the date the financial statements were issued. There have been no material subsequent events that occurred during such period that would require disclosure or recognition in the financial statements as of September 30, 2026.